3.1	Certificate of Amendment of Certificate of Incorporation

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

B2DIGITAL, INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of B2Digital, Incorporated, be amended by changing the Fourth Article thereof so that, as amended, said Article shall be read as follows:

“4. The total number of shares which the corporation shall have authority to issue is: Five Billion (5,000,000,000) shares of common stock, $.00001 par value (the “Common Stock”) and Fifty Million (50,000,000) shares of preferred stock, $.00001 par value (the “Preferred Stock”). The Preferred Stock may be divided into and issued in series. The Board of Directors shall have the authority to divide the Preferred Stock into series and to fix and determine the voting powers, other powers, designations, preferences, rights, qualifications, limitations and restrictions of any series of Preferred Stock so established.

At close of business on the Effective Date (as defined below), of filing of this Certificate of Amendment with the Delaware Secretary of State, each one thousand (1,000) shares of the Company’s Common Stock issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock of the corporation and the authorized shares of this corporation shall remain as set forth in the Certificate of Incorporation. No fractional shares shall be issued in connection with the foregoing reverse stock split. To the extent that a shareholder holds a number of shares of common stock immediately after the Effective Date that is not a whole number, such shareholder shall receive the additional fraction of a share to provide the shareholder a whole share.”

SECOND: That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment of the Certificate of Incorporation shall be effective on June 15, 2006.

IN WITNESS WHEREOF, said B2Digital, Incorporated, has caused this certificate to be signed by Robert Russell, its President, this 17th day of May, 2006.

By:	/s/
Name:	Robert Russell
Title:	President